May 25, 2015

Jennifer Gallagher

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:

Jayhawk Energy, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed January 13, 2015

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Filed February 23, 2015

File No. 000-53311

Dear Ms. Gallagher,

This letter is in response to your comment letter (the “Comment Letter”) dated April 28, 2015 with regard to the Form 10-K and Form 10-Q referenced above of Jayhawk Energy, Inc., a Colorado corporation (“Jayhawk Energy” or the “Company”).

The Company responses are keyed to the items in your comment letter of April 28, 2015.

1.

The Company has modified the Form 10K-A to reflect Tyrone Docherty’s audit committee qualifications as a financial expert.

2.

The Company has modified the beneficial ownership table in Form 10K-A for the period ending September 30, 2014 with disclosure regarding certain convertible debentures held by Lindsay E. Gorrill,  Company chairman at the time.

3.

The Form 10-K-A for the period ended September 30, 2014 includes signatures of a majority of the board of directors as per General Instruction D of Form 10-K.

4.

Included in the Form10-K-A are Exhibits reflecting executed versions related to the Convertible Debentures of June 2014.

5.

The Company has filed amended Form 10-Q-A for the period ended December 31, 2014 to correct a typographical error in disclosure the period then ended.  In preparing the original filing for December 31, 2014, a template from a prior year was utilized which did not properly reflect management’s assessment of disclosure controls and procedures at the period end.  At September 30, 2014, management assessed disclosure controls and concluded material weaknesses existed.  Those material weaknesses remained as of December 31, 2014 and periods thereafter.

Finally, the Management of Jayhawk Energy, Inc. acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further questions or comments.

Thank you in advance for your courtesies.

JAYHAWK ENERGY, INC.

//s/ Kelly J. Stopher

Kelly J. Stopher

Chief Financial Officer

Corporate Treasurer and Secretary